EXHIBIT 4
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                              HARVEST ENERGY TRUST

                              VOTING DIRECTION FOR
                         HOLDERS OF EXCHANGEABLE SHARES
                           OF HARVEST OPERATIONS CORP.

The undersigned holder of exchangeable shares of Harvest Operations Corp. has the right to instruct Valiant Trust Company in respect of the exercise of their votes at the Annual Meeting of the unitholders of Harvest Energy Trust to be held on May 4, 2005, as follows:

o To instruct Valiant Trust Company to exercise the votes to which the holder is entitled as indicated below; OR

o To instruct Valiant Trust Company to appoint a representative of Harvest Operations Corp.'s management as proxy to exercise the votes to which the holder is entitled as indicated below; OR

o To instruct Valiant Trust Company to appoint the holder, or the holder's designee as a proxy to exercise personally the votes to which the holder is entitled as indicated below.

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THE HOLDER DIRECTS THAT THEIR EXCHANGEABLE SHARES BE VOTED AS FOLLOWS:
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         FOR |_| or WITHHOLD FROM VOTING FOR |_| the ordinary resolution
         re-appointing Valiant Trust Company as the Trustee of the Trust to hold office until the end of the next annual meeting as specified in the Information Circular - Proxy Statement of the Trust dated March 16, 2005 (the "Information Circular");

         FOR |_| or WITHHOLD FROM VOTING FOR |_| the ordinary resolution to fix the number of directors of Harvest Operations Corp. at 6 members and to elect the six (6) nominees as directors for the ensuing year as specified in the Information Circular;

         FOR |_| or WITHHOLD FROM VOTING FOR |_| the appointment of KPMG LLP, Chartered Accountants, to serve as auditors of the Trust until the next annual meeting of Unitholders as specified in the Information Circular;

         FOR |_| or AGAINST |_| the ordinary resolution approving certain amendments to our trust indenture recommended by management;

         FOR |_| or AGAINST |_| the ordinary resolution approving the amendment of our Trust Unit Rights Incentive Plan such that: (i) the maximum number of trust units issuable pursuant to the plan shall be a "rolling" maximum equal to 7% of the outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares; (ii) amend the definition of "market price", being the lowest price at which an exercise price of a right may be issued, to be in accordance with the revised TSX rules; (iii) restrict the number of Trust Units issued under the plan and all other Trust Unit compensation arrangements to our insiders to less than 10% of the of the outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares at any one time or in any given year; and (iv) in compliance with the TSX's rules, amend the plan to allow for the directors to amend the plan by resolution without unitholder approval;

         At the discretion of the said proxyholder, for or against any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.
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IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S
EXCHANGEABLE SHARES WILL NOT BE VOTED
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PLEASE SELECT ONE OF THE FOLLOWING:
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|_|      DIRECT VALIANT TRUST COMPANY TO VOTE EXCHANGEABLE SHARES The holder hereby directs Valiant Trust Company to vote as indicated.
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|_|      APPOINTMENT OF MANAGEMENT AS PROXY
         The holder hereby appoints M. Bruce Chernoff, Chairman, of Harvest Operations Corp., or, failing him, Jacob Roorda, President of Harvest Operations Corp., as proxyholder of the holder, with power of
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         substitution, and authorizes them to represent and vote, as indicated
         above, all of the exchangeable shares which the holder may be entitled to vote at the meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the meeting.
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|_|      APPOINTMENT OF THE HOLDER, OR THE HOLDER'S DESIGNEE AS PROXY
         The holder appoints _______________________ as proxyholders of the holder and authorizes them to represent and vote, as indicated above, all of the exchangeable shares which the holder may be entitled to vote at the meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the meeting.
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IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF
THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR
EXCHANGEABLE SHARES AS INDICATED.
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DATED: _______________________, 2005.

                                                ________________________________
                                                Signature of holder


                                                ________________________________
                                                Name of holder (please print)

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 before 4:30 p.m. (Calgary time) on May 2, 2005. The voting direction is valid only for the meeting or any adjournment of the meeting.

2. If this voting direction is not signed by the holder of exchangeable shares, the votes to which the holder of the exchangeable shares is entitled will not be exercised.

3. If the holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the exchangeable shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the holder or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Valiant Trust Company at any time up to and including the 2 business days preceding the day of the meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of Valiant Trust Company in attendance at the meeting on the day of the meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.